Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-170634

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 15, 2011

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated November 16, 2010)

5,150,000 Shares

Caribou Coffee Company, Inc.

Common Stock

The selling shareholder named in this prospectus supplement under the caption “Selling Shareholder” is offering 5,150,000 shares of our common stock in this offering. The selling shareholder will pay all underwriting discounts and selling commissions applicable to the sale of the shares pursuant to this offering. We will not receive any of the proceeds from sales of any of the shares subject to this offering. Our common stock is traded on the NASDAQ Global Select Market under the symbol “CBOU.” On August 12, 2011, the last reported sales price for our common stock on the NASDAQ Global Select Market was $17.05  per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-10 of this prospectus supplement and in the documents incorporated by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling shareholder	$	$

The selling shareholder has granted the underwriters an option for a period of 30 days to purchase an additional 772,245 shares of our common stock solely to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling shareholder will be $            , and the total proceeds to the selling shareholder, before expenses, will be $            .

The shares will be ready for delivery on or about August     , 2011.

Joint Book-Running Managers

Jefferies	Baird	William Blair & Company

Co-Manager

Craig-Hallum Capital Group

Prospectus Supplement dated August     , 2011.

Prospectus Supplement

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained, or incorporated by reference, in this prospectus supplement, the accompanying prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. We have not, the selling shareholder has not and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, nor the selling shareholder, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of the accompanying prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Market data and industry statistics used throughout this prospectus supplement are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified, this information. Accordingly, investors should not place undue reliance on this information.

Caribou Coffee is a registered trademark of Caribou Coffee Company, Inc. We have a number of other registered marks, service marks, trademarks and trade names, and trademark applications, related to our products, services and concepts, and other phrases that we use throughout this prospectus supplement. All other registered marks, service marks, trademarks and trade names referred to in this prospectus supplement are the property of their respective owners.

ii

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus supplement carefully, including “Risk Factors,” our consolidated financial statements and related notes and other financial information incorporated by reference in this prospectus supplement, before you decide to invest in shares of our common stock. Unless otherwise indicated, references to “Caribou Coffee Company, Inc.,” “Caribou,” “Caribou Coffee,” “our company,” “we,” “us” and “our” refer to Caribou Coffee Company, Inc., together with our consolidated subsidiaries.

Our Company

Founded in 1992, we are one of the leading branded coffee companies in the United States, with a compelling multi-channel approach to our customers. Based on number of coffeehouses, we are the second largest company-owned premium coffeehouse operator in the United States. As of July 3, 2011, we had 554 coffeehouses, including 147 franchised locations. Our coffeehouses are located in 20 states, the District of Columbia and nine international markets. In our retail coffeehouses, we aspire to create a community place loved by our customers, providing them with an extraordinary and uplifting experience. We source the highest-quality coffee in the world, and our skilled roastmasters personally oversee the craft roasting of every batch to bring out the best in every bean. Our coffeehouses offer our customers high-quality premium coffee and espresso-based beverages, as well as specialty teas, cold beverages, baked goods, breakfast sandwiches, whole bean coffee, branded merchandise and coffee lifestyle items. We believe we create a unique experience for customers through a combination of high-quality products, a comfortable and welcoming coffeehouse environment, superior customer service and our own blend of expertise, fun and authentic human connection. Our success in the retail channel has elevated the Caribou Coffee brand and created demand across other channels, including various commercial and foodservice categories. Our unique coffee is available within our commercial segment via grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and e-commerce channels. We intend to continue to grow our brand internationally through franchise agreements and to selectively enter into franchise arrangements domestically. Through our multi-channel approach, we believe we offer a total coffee solution platform to our customers.

Our comparable coffeehouse sales have grown primarily due to a variety of in-store initiatives, including the expansion of our food product offerings such as hot oatmeal and breakfast sandwiches. We have reported positive comparable coffeehouse sales over the previous seven quarters, including 4.6% for the quarter ending July 3, 2011. Our commercial segment has also experienced accelerated growth and, in the twelve months ended July 3, 2011, represented 17.6% of total sales, up from less than 5% in 2007. Caribou Coffee whole bean and ground coffee products are found in grocery, mass merchant and club stores in over 40 states, allowing us to expand our brand recognition through this segment and reach customers across the United States. We also sell our blended coffees and license our brand to Keurig, Inc., an industry leader in single-cup brewing technology, under an arrangement, for sale and use in its K-Cup single serve line of business. Caribou Coffee K-Cups represent an important and growing portion of our commercial business. This enables Caribou Coffee products to be available in all 50 states. Our franchise segment franchises our brand to partners to operate Caribou Coffee branded coffeehouses in domestic and international markets. In addition, we sell Caribou Coffee branded products to our partners for resale in these franchised locations.

Recent Performance

Since our current management team took over in the fall of 2008, it has grown our average unit volumes and improved the Company’s overall financial performance, including:

■	achieved seven consecutive quarters of positive comparable store sales;

■	increased commercial sales from $17.9 million in 2008 to $52.8 million for the twelve months ended July 3, 2011;

■	increased net sales from $253.9 million in 2008 to $300.6 million for the twelve months ended July 3, 2011; and

■	increased EBITDA from $11.6 million in 2008 to $27.4 million for the twelve months ended July 3, 2011.

Commercial sales, net sales and EBITDA for the twelve months ended July 3, 2011 have been derived by adding the financial data for the six months ended July 3, 2011 and the year ended January 2, 2011 and subtracting the financial data for the six months ended July 4, 2010.

Our Competitive Strengths

High Quality Product with Scalable Production Capacity. Serving our customers the most flavorful, highest quality coffee is at the core of our company. We pride ourselves on having one of the most creative and extensive selections of high-quality coffee-based, espresso-based and non-coffee-based beverages in our industry to meet the demanding taste preferences of our customers. To maintain product quality, we source only the highest grades of Arabica beans, craft roast beans in small batches to achieve optimal flavor profiles and enforce strict packaging and brewing standards. In addition, we have implemented a number of initiatives to emphasize quality leadership that go beyond coffee, including the use of premium real chocolate melted into our beverages and wholesome oatmeal that is handcrafted and customized upon order.

In order to control our quality, we have made significant capital investments to build our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh whole bean coffee. In our 130,000 square-foot headquarters and roasting facility, coffee beans are roasted to enhance each variety’s specific flavor characteristics, allowing us to offer a wide range of coffee to suit individual preferences in the marketplace. We are currently operating at approximately 70% of our full roasting capacity on a single shift with an opportunity to more than double our current production levels in the existing facility.

Strong Brand Awareness. We believe our brand is well known within the retail premium coffee market, and we have particularly strong brand awareness in markets where we have a significant coffeehouse presence. We continue to evolve our brand and icons, and updated them in March 2010 to improve our customers’ experience and brand image. Our new, contemporary branding reflects Caribou Coffee’s core values, exhibiting our fun and quirky point of view, passion for human connection and commitment to quality products.

We believe our new branding differentiates Caribou Coffee iconography from our peers—our cups, napkins, drink carriers and menu boards all reflect our new look. Additionally, we updated our website to reflect our new branding and continuously update it for our new product offerings. We believe strong brand awareness has resulted from our marketing efforts and distinctive Caribou Coffee logo, all of which promote our brand as we expand within existing markets and into new markets and drive further opportunities in our other channels.

Dynamic Multi-Channel Business Model. Founded as a regional premium coffeehouse retailer, today we offer a total coffee solution platform for our customers. We serve our customers by offering our high-quality coffee and other food and merchandise products through three highly integrated sales channels: retail, commercial and franchise. Each of these channels features our products in a convenient and inviting manner that is characteristic of our brand. Whether at a Caribou coffeehouse, a local grocery store, an airport, an office or a sporting venue, we offer our customers an opportunity to find the brand in places convenient to their lifestyles. Our multi-channel operating model enables us to maximize brand exposure and customer access to our products, which we believe increases growth opportunities across all of our channels.

■

Unique Coffeehouse Experience. We are committed to delivering the leading coffeehouse experience, by providing the highest quality coffee and food products in a warm and inviting coffeehouse environment served by people who care. Our goal is to provide our customers with an extraordinary experience that feeds the soul.

■

Coffeehouse Environment. Caribou coffeehouses are where the brand and the customer connect through a combination of a welcoming atmosphere, handcrafted coffeehouse products, fast and friendly service and convenience. Our coffeehouse interiors create a warm and inviting atmosphere, featuring fireplaces, exposed wood beams and leather sofas and chairs, encouraging customers to relax and enjoy our products. Our new coffeehouse interiors are accented by local flair to create a fun and eclectic gathering place unique to each particular community. By establishing community message boards and allowing our customers to vote on designs for coffeehouse fixtures, such as community tables and lighting, we expect to build a connection between our coffeehouses and the local community, differentiating us from competitors and allowing us to become “The community place I love.” Options such as free Wi-Fi, extra-comfortable chairs and drive-thru service provide our customers with the option to make a quick stop or to spend time at a Caribou coffeehouse.

■

Human Connection. We believe our focus on creating a human connection sets Caribou coffeehouses apart from our competitors. Our coffeehouse team members reflect the essence of the Caribou Coffee brand: a fun and quirky point of view and passion for human connection. Our coffeehouse team members provide focused and attentive service along with Midwestern hospitality. We encourage team members to have personal interaction with our customers and learn their names and preferred beverages. Community walls at coffeehouse locations further promote human connection by providing our coffeehouse team members and customers a common forum to share their dreams, passions and lives. Our selective hiring, extensive training and merit-based compensation policies reinforce our focus on the customer experience and drive consistent, excellent customer service in our coffeehouses.

■

Established Commercial Segment. Our commercial segment sells high-quality premium whole bean and ground coffee to grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and on-line customers nationwide. We have increased our commercial retail footprint from 2,300 doors in 2007 to 9,000 doors as of July 3, 2011 throughout 40 states. Additionally, through our Keurig licensing arrangement, we believe Caribou Coffee single-serve K-Cups are found in an additional 17,000 doors across all 50 states and can be ordered from multiple “major retail” websites. We use third-party distributors to distribute our Caribou Coffee whole bean and ground coffee branded products through our commercial channel. This operating model allows us to leverage our business partners’ existing infrastructures and extend the Caribou Coffee brand in an efficient way. Including K-Cups, we believe Caribou Coffee products comprise approximately 4% of the overall share of the national premium coffee category.

■

Significant Franchising Opportunities. Since opening our first franchised coffeehouse in 2004, we have expanded the number of franchised coffeehouses and kiosks to 147 worldwide. Within the United States, we have a rigorous, disciplined approach to developing our franchising pipeline, which includes kiosks in nontraditional locations such as airports, offices, colleges and universities, grocery stores, hospitals and hotels. Internationally, we have a Master Franchise Agreement covering 12 countries and 350 Caribou Coffee coffeehouses. We have seen rapid and significant growth in the franchise segment, with sales growing from $2.0 million in 2006 to $11.4 million in the twelve months ended July 3, 2011. We will continue to franchise Caribou Coffee branded coffeehouses and kiosks; we believe there are significant opportunities to grow our business with qualified development and franchising partners, both domestically and internationally.

Strong Company Culture. We have a strong, well-defined, service-oriented culture that our employees embrace. We emphasize a fun, passionate and authentic culture and support active social responsibility and community involvement. Our organization is committed to giving back locally and nationally, with five percent of pre-tax profits going to charity and local community causes in 2010. By the end of 2011, we expect that Caribou Coffee will be the first and only large-scale coffee company that sources 100% Rainforest Alliance certified coffee beans. The Rainforest Alliance, a non-profit organization seeking to conserve biodiversity, certifies that coffee beans are produced in environmentally sustainable and socially responsible ways, and ensures that workers have good wages, decent living conditions, education and health care. We believe that our strong, socially-conscious culture will allow us to attract the best possible team members, and maintain our focus on quality and customer service as we expand our business.

Experienced Management Team. We are led by a management team with significant experience in the restaurant, retail and branded consumer products industries. Our President and Chief Executive Officer, Michael Tattersfield, has more than 17 years of restaurant and specialty retail experience, including having served as Chief Operating Officer of lululemon athletica, inc. and President of A&W All American Food Restaurants at YUM! Brands, Inc. Mr. Tattersfield joined the company in 2008 and has established an experienced management team of both new and existing senior leaders focused on building a leading multi-channel branded coffee company that offers a total coffee solution platform to our customers, driving growth and improving profitability. Our management team has applied its expertise in finance, operations and marketing to continue to diversify our operating segments, develop a disciplined product pipeline, evolve and grow the Caribou Coffee brand and improve the unique customer experience in coffeehouses.

Key Personnel and Growth Infrastructure in Place. We believe we have the personnel and resources in place to support our growth. We have built strong finance, marketing and product management teams to oversee our recent new product and branding initiatives, including the introduction of our updated brand and icons and new products across all business segments. This infrastructure extends to the commercial segment, where we have a strong team in place to execute our growth strategy. We have also invested in our real estate personnel to oversee our targeted company-owned retail coffeehouse expansion strategy. We believe we will be able to leverage our investment in infrastructure as we expand and grow our business.

Our Growth Strategies

Our growth strategies are centered on continuing the transition from a primarily company-owned coffeehouse operator to a branded coffee company with multiple sales channels. We believe our retail coffeehouses are critical to establishing a connection between the Caribou Coffee brand and our customers, which we expect will continue to be strengthened by our recently-upgraded food offerings. Success at the retail level creates opportunities for significant growth beyond the traditional coffeehouse segment, including consumer packaged goods (CPG), foodservice and franchising. We anticipate that increased brand visibility will benefit all of our segments. Our growth model is comprised of several drivers:

Increase Retail Coffeehouse Average Unit Volume. We have invested significant time, effort and capital to increase our average unit volume and drive operating leverage across our company-owned coffeehouses. We are focused on growing our average unit volume by driving higher levels of customer traffic and average customer check by increasing sales of beverages, food, beans and merchandise to our customers. To drive customer traffic, we have accelerated new product introductions and supported them with marketing initiatives. We continue to introduce new premium products, such as real chocolate-based beverages, distinctive teas, wholesome oatmeal and breakfast sandwiches. At the core of these product innovations are consistent themes of premium quality, natural ingredients and customizable offerings. We believe our guests want a superior food experience and these products and investments will drive loyalty and frequency of visit.

Our differentiated food platform has been, and we believe will continue to be, a driver of traffic and increased average check. We launched breakfast sandwiches in mid-September 2010 and currently have ovens installed in approximately 335 company-owned coffeehouses. We plan on leveraging our oven platform to expand our food offerings for lunch sandwiches, snacks and other bakery items across all day parts.

In March 2010, we launched a “New Bou” marketing campaign, which provides a fresh new look to our brand. New Bou is focused on our guests and culture, and through this initiative we are making sure that Caribou Coffee is the community place that our customers love. We believe the combination of our product and marketing investments will build traffic and average check, which is the first step in unlocking our long-term average unit volume growth strategy.

Open New Company-Owned Coffeehouse Locations in Existing Markets. We believe we have strong brand awareness and loyalty in markets where we have a significant coffeehouse presence. With a solid core of successful locations in the Midwest, as well as a strong footprint in other select regions, we are prepared to execute a targeted and measured expansion plan. Our focus is on increasing density in existing markets where we believe we have significant growth opportunities. We plan to open approximately 10 company-owned coffeehouses in 2011, an additional 20 to 25 in 2012 and over time, we anticipate growing our store base by 8% to 10% each year. For our new coffeehouses, we target a 2:1 sales to investment ratio, which based on current average coffeehouse level margins and an approximate $450,000 cash investment, would generate cash-on-cash returns of approximately 30% to 40% by the end of the third year of operations. We will seek to further improve our cash-on-cash returns by opening new coffeehouses with higher average unit volumes and by growing our margins. We also believe the growth of our coffeehouse base will increase awareness of the Caribou Coffee brand and drive sales across other channels, including CPG and foodservice.

Grow Our CPG Coffee Business. We believe Caribou Coffee’s reputation as a retailer of high-quality premium coffees has created significant demand for our whole bean and ground coffee through commercial channels. Our commercial segment comprised 17.6% of total sales in the twelve months ended July 3, 2011. This segment has expanded quickly with segment sales growth of 56.4% through the twelve months ended July 3, 2011 compared to the twelve months ended July 4, 2010, and average annual segment growth of 53.1% over the past three fiscal years. Today, we sell our packaged whole bean and ground coffee in 9,000 grocery, mass merchant and club store doors across 40 states. Our new coffee bag design is reminiscent of a natural burlap sack in earthy tones in order to remind our customers of our commitment to sustainability. Our coffee is also available in Caribou Coffee K-Cups in, we believe, an additional 17,000 doors across all 50 states. We are currently focused on increasing sales velocity throughout our existing doors and selectively opening new doors. We believe that leveraging our coffeehouse footprint will elevate our CPG market share. Moreover, we expect increased brand awareness through the CPG channel to drive traffic in our coffeehouses.

Gain Stronger Presence in the Foodservice Sector. We believe the foodservice sector provides an attractive opportunity for us to introduce our premium coffee products in new channels, such as national restaurant chains, sports venues, universities and hospitals, and further increase our brand visibility. We believe the foodservice sector provides significant long-term growth potential for us to sell Caribou Coffee products, which we expect will complement growth in our other segments.

Expand New Unit Growth in Our Franchise Channel. We intend to strategically franchise the Caribou Coffee brand, primarily in domestic non-traditional venues and international markets where we believe there are significant opportunities to grow our business. As of July 3, 2011, we had 66 franchise locations in the United States and 81 international locations predominately in the Middle East. We have entered into a Master Franchise Agreement with a local franchisee in the Middle East to develop 350 coffeehouses in the region through 2021. We also intend to franchise locations in the United States to gain access to attractive, high customer traffic locations, such as airports and other captive venues and to take advantage of other strategic opportunities. We believe Caribou Coffee’s total coffee solution platform makes us a highly desirable franchising partner. For example, through our partnership with Hy-Vee grocery stores, Caribou Coffee products are sold on Hy-Vee grocery shelves, in Hy-Vee foodservice operations and in barista-staffed, in-store franchised kiosks.

Continued growth in our franchised locations allows us to expand our geographic footprint and generate steady cash flows, with limited capital expenditures. By increasing brand awareness through growing smaller, non-traditional units such as grocery store kiosks, we are creating sales opportunities for all segments of our business.

Corporate Information

We were incorporated in 1992 in Minnesota. Our principal executive offices are located at 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429, and our telephone number is (763) 592-2200. Our website is located at www.cariboucoffee.com. The information on, or that can be accessed through, our website is not part of this prospectus supplement.

THE OFFERING

Common stock offered by the selling shareholder	5,150,000 shares

Over-allotment option granted by the selling shareholder	772,245 shares

Common stock outstanding before and after this offering	20,739,108 shares

Ownership of the selling shareholder after offering	Upon completion of this offering, the selling shareholder will beneficially own 772,245 shares of our outstanding common stock (approximately 3.7% of our outstanding common stock), or zero shares of our outstanding common stock if the underwriters’ over-allotment option is exercised in full.

Use of proceeds	We will not receive any of the proceeds from this offering.

Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Select Market symbol	“CBOU”

The number of shares of our common stock to be outstanding before and after this offering is based on the number of shares outstanding as of August 5, 2011, and excludes the following:

■

1,153,459 shares of our common stock issuable upon the exercise of stock options outstanding under our equity incentive plan as of August 5, 2011 at a weighted average exercise price of $3.83 per share; and

■	1,128,214 shares of our common stock reserved for future issuance under our equity incentive plan as of August 5, 2011.

Unless specifically stated, the information in this prospectus supplement does not take into account the exercise of the underwriters’ option to purchase an additional 772,245 shares of common stock pursuant to the over-allotment option granted to the underwriters by the selling shareholder.

SUMMARY FINANCIAL AND OTHER DATA

The table below summarizes our consolidated statement of operations, financial and operating and balance sheet data as of and for each of our fiscal years ended December 28, 2008, January 3, 2010 and January 2, 2011 and as of and for each of the 26 weeks ended July 4, 2010 and July 3, 2011. The consolidated statement of operations and balance sheet data as of and for each of the three fiscal years ended December 28, 2008, January 3, 2010 and January 2, 2011 are derived from our audited consolidated financial statements. The consolidated statement of operations and balance sheet data for each of the 26 weeks ended July 4, 2010 and July 3, 2011 are derived from our unaudited interim condensed consolidated financial statements. The unaudited interim financial statements include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial statements. Operating results for the 26 weeks ended July 3, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending January 1, 2012.

You should read the following summary consolidated financial and other information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes found in our Annual Report on Form 10-K for the year ended January 2, 2011 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes found in our Form 10-Q for the quarter ended July 3, 2011, both of which are incorporated by reference into this prospectus supplement. The historical results presented below are not necessarily indicative of future results.

	Fiscal Year Ended (1)			Twenty-Six Weeks Ended
	December 28, 2008	January 3, 2010	January 2, 2011	July 4, 2010	July 3, 2011
				(unaudited)
	(in thousands, except per share and operating data)
Statement of Operations Data:
Net sales:
Coffeehouses	$229,092	$227,224	$232,108	$113,348	$117,643
Commercial and franchise	24,807	35,315	51,889	22,587	34,902

Total net sales	253,899	262,539	283,997	135,935	152,545
Cost of sales and related occupancy costs	109,632	115,886	131,094	61,950	71,159
Operating expenses	100,309	99,865	101,169	50,029	52,221
Opening expenses	230	—	—	—	—
Depreciation and amortization	24,928	14,102	12,284	6,172	5,704
General and administrative expenses	29,145	27,145	29,343	14,142	15,940
Closing expense and disposal of assets	5,113	—	—	—	—

Operating income (loss)	(15,458)	5,541	10,107	3,642	7,521
Other income (expense):
Interest income	25	26	22	10	12
Interest expense	(810)	(261)	(408)	(171)	(114)

Income (loss) before provision (benefit) for income taxes	(16,243)	5,306	9,721	3,481	7,419
Provision (benefit) for income taxes	36	(246)	(76)	(138)	(21,287)

Net income (loss) before noncontrolling interest	(16,279)	5,552	9,797	3,619	28,706
Noncontrolling interest	63	414	397	160	210

Net income (loss) attributable to Caribou Coffee Company, Inc.	$(16,342)	$5,138	$9,400	$3,459	$28,496

Per Share Data:
Net income (loss) attributable to Caribou Coffee Company, Inc. common shareholders:
Basic	$(0.84)	$0.26	$0.48	$0.18	$1.43

Diluted	$(0.84)	$0.26	$0.46	$0.17	$1.38

Shares used in calculation of net income (loss) attributable to Caribou Coffee Company, Inc.:
Basic	19,371	19,443	19,639	19,514	19,925

Diluted	19,371	20,000	20,641	20,381	20,605

Financial and Operating Data:
EBITDA (2)	$11,618	$21,307	$23,979	$10,622	$13,999
Capital expenditures	5,933	2,969	8,333	1,426	3,425
Percentage change in comparable coffeehouse sales (3)	(3.5)%	(2.3)%	4.5%	5.0%	4.5%
Company-operated coffeehouse operating weeks	21,810	21,918	21,393	10,722	10,623
Coffeehouses open at beginning of period	432	414	413	413	410
Coffeehouses opened during the period	7	—	—	—	—
Coffeehouses closed during period	(25)	(1)	(3)	(2)	(3)
Coffeehouses open at end of period	414	413	410	411	407
Franchised coffeehouses open at end of period	97	121	131	125	147
Total coffeehouses open at end of period	511	534	541	536	554

Balance Sheet Data (at period end):
Cash and cash equivalents	$11,060	$23,578	$23,092	$16,188	$32,461
Total assets	89,572	93,727	101,725	91,939	128,803
Total notes payable and revolving credit facility	—	—	—	—	—
Accumulated deficit	(81,479)	(76,341)	(66,941)	(72,882)	(38,445)
Total shareholders’ equity	44,008	50,776	62,446	54,824	92,837

(1)

We utilize a 52- or 53-week accounting period which ends on the Sunday closest to December 31. The fiscal years ended December 28, 2008 and January 2, 2011 each have 52 weeks, while the fiscal year ended January 3, 2010 had 53 weeks. Each fiscal year consists of four 13-week quarters in a 52-week year and three 13-week quarters and one 14-week fourth quarter in a 53-week year.

(2)

EBITDA is a supplemental non-GAAP financial measure. EBITDA is equal to net income (loss) attributable to Caribou Coffee Company, Inc. excluding: (a) interest expense; (b) interest income; (c) depreciation and amortization; and (d) income taxes.

The following table reconciles net (loss) income attributable to Caribou Coffee Company, Inc. to EBITDA for the periods presented:

	Fiscal Year Ended			Twenty-Six Weeks Ended
	December 28, 2008	January 3, 2010	January 2, 2011	July 4, 2010	July 3, 2011
	(in thousands)
Net income (loss) attributable to Caribou Coffee Company, Inc.	$(16,342)	$5,138	$9,400	$3,459	$28,496
Interest expense	810	261	408	171	114
Interest income	(25)	(26)	(22)	(10)	(12)
Depreciation and amortization (a)	27,139	16,180	14,269	7,140	6,688
Provision (benefit) for income taxes	36	(246)	(76)	(138)	(21,287)

EBITDA	$11,618	$21,307	$23,979	$10,622	$13,999
(a)

Includes depreciation and amortization associated with our headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on our statement of operations.

We believe EBITDA is useful to investors in evaluating our operating performance for the following reasons:

■

Our coffeehouse leases are generally short-term (5-10 years), and we depreciate all of the cost associated with those leases on a straight-line basis over the initial lease term excluding renewal options (unless such renewal periods are reasonably assured at the inception of the lease). We opened a net 204 company-owned coffeehouses from the beginning of fiscal 2003 through the end of the first twenty-six weeks of 2011. As a result, we believe depreciation expense is disproportionately large when compared to the sales from a significant percentage of our coffeehouses that are in their initial years of operations. In addition, many of the assets being depreciated have actual useful lives that exceed the initial lease term excluding renewal options. Moreover, depreciation and amortization is impacted by accelerated depreciation from asset impairments. Consequently, we believe that adjusting for depreciation and amortization is useful for evaluating the operating performance of our coffeehouses.

■

By excluding opening and closing costs, which are non-recurring expenses in the life of each of our coffeehouses, EBITDA provides an indication of the ongoing financial performance of our coffeehouses.

Our management uses EBITDA:

■

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of items not directly resulting from our coffeehouse operations;

■	for planning purposes, including the preparation of our internal annual operating budget; and

■	to evaluate our capacity to incur and service debt, fund capital expenditures and expand our business.

EBITDA as calculated by us is not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA: (a) does not represent net income or cash flows from operating activities as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.

(3)

Percentage change in comparable coffeehouse net sales compares the net sales of coffeehouses during a fiscal period to the net sales from the same coffeehouses for the equivalent period in the prior year. A coffeehouse is included in this calculation beginning in its thirteenth full month of operations. A closed coffeehouse is included in the calculation for each full month that the coffeehouse was open in both fiscal periods. Franchised coffeehouses are not included in the comparable coffeehouse net sales calculations.

RISK FACTORS

Investing in shares of our common stock involves risks. You should carefully consider the following risk factors and the risk factors discussed in the documents incorporated by reference in this prospectus supplement in addition to other information contained in this prospectus supplement and the documents incorporated by reference in this prospectus supplement before purchasing the shares of our common stock in this offering. The occurrence of any of these risks might cause you to lose all or part of your investment. Some statements in or incorporated by reference into this prospectus supplement, including statements in the risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business

We have a history of net losses and may incur losses in the future.

We incurred net losses of $16.3 million in the fiscal year ended December 28, 2008 and have incurred net losses in all but three years since our inception in 1992. The recent improvement in our results of operations is primarily the result of increased sales across our businesses, improvements in operating efficiencies and a reduction in operating costs. We have also experienced a significant reduction in depreciation and amortization. We may not be able to maintain current sales levels and our operating costs may increase, which may cause us to return to incurring net losses. Therefore, we cannot assure you that we will be profitable in future periods.

We face many challenges in enhancing the average unit volume of our existing and new coffeehouses through the expansion of our food offerings.

We are seeking to increase our average unit volume to grow our profitability by increasing traffic in our coffeehouses and our average customer check. We have recently expanded the food offerings in our coffeehouses, including the introduction of hot oatmeal and breakfast sandwiches, and to date, we have installed ovens in approximately 335 company-owned coffeehouses. Our expansion of food product offerings causes us to face additional risks. Our brand has historically been associated with beverage products, and we may not be successful in persuading customers to make incremental food purchases. Sales of food products requires the implementation of new logistics efforts compared to our beverage sales, including managing our food supply chain, providing additional cold storage space in our stores and training our employees to prepare and manage our food offerings. We also face competition from other companies that provide a wider range of food products along with beverages, including coffee. If we are unable to successfully implement our strategy to increase our food offerings as quickly as we have planned or at all, we may be unable to maintain or grow our average unit volumes and our profitability and prospects may be adversely affected.

If we fail to continue to develop and maintain our brand, our business could suffer.

We believe that maintaining and developing our multi-channel brand is critical to our success and our growth strategy and that the importance of brand recognition is significant as a result of competitors offering products similar to our products. We have made significant marketing expenditures to create and maintain brand loyalty as well as to increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase our future sales or implement our business strategy.

We may not be successful in maintaining or expanding our commercial business.

Our commercial segment has grown significantly and was approximately 17.6% of our total sales in the twelve months ended July 3, 2011. We are seeking to increase further our sales in our commercial segment as part of our growth strategy. However, we may not be successful in maintaining our existing commercial customers or attracting new commercial customers. We do not have contracts with many of our commercial customers and one or more of them could choose to discontinue purchasing our products at any time. A large percentage of our commercial business is concentrated in a small number of customers, and we expect that this concentration will continue in the future. Consequently, the loss of any one customer in this area could have a significant adverse impact on our commercial business. In addition, we may not be able to attract new commercial customers, which would impede our ability to achieve our growth strategy.

We rely on third-party brokers for sales in our commercial segment. Accordingly, our sales are driven by the success of the third-party brokers and are not in our direct control. In the past, we have discontinued unsuccessful broker relationships, which can have an adverse impact on our sales. Further, these brokerage arrangements are typically non-exclusive and terminable by either party on short notice. The termination of one of our successful broker relationships could have an adverse effect on our results of operations.

Furthermore, our licensing arrangement for the sale of our brand in K-Cups for use with the Keurig® single-cup brewing systems increases our brand exposure and represents an important and growing portion of our commercial business. Pursuant to this licensing arrangement, we are not permitted to enter into arrangements with a similar provider of coffee during the term of the agreement, which may not be terminated without one year’s prior notice by either party. Consequently, we may be unable to enter into relationships with other coffee providers that present us with sales opportunities, which may prevent us from taking advantage of potential growth opportunities. A continued relationship with Keurig and use of our brand in its K-Cup line of business will allow us to continue to benefit from increased brand exposure. A failure to maintain our relationship with Keurig and the inability to have our products sold in its K-Cup line of business may adversely affect our results of operations, profitability and growth strategy.

If we fail to locate superior coffeehouse sites to open planned new stores, our new stores may not achieve acceptable levels of profitability.

Our growth strategy assumes that we will open approximately 10 new coffeehouse locations in 2011 and an additional 20 to 25 coffeehouse locations in fiscal year 2012. Our ability to open new stores that meet our targets for profitability or are profitable at all is highly dependent on our ability to locate superior coffeehouse sites and lease on terms that are acceptable to us. Despite the economic downturn, competition for prime locations is intense and the prices commanded for such locations have remained high. In addition, there are fewer new developments, such as shopping centers, being constructed. This further reduces the supply of potential new coffeehouse locations. If we are unable to locate such locations or if we are unsuccessful in recognizing superior sites, our new stores may not achieve the levels of profitability that we anticipate, which could adversely affect our net sales and growth strategy. In the past, some of our stores were opened in suboptimal locations, and we were forced to close a number of them. In addition, the profitability of our new coffeehouses is also dependent on our ability to control construction and development costs of such new coffeehouses. If we are unable to control construction and development costs, our results of operations may be adversely affected.

Our new coffeehouses may not achieve market acceptance or the same levels of profitability as our existing stores or be profitable at all.

Our expansion plans depend on opening coffeehouses in existing markets where we may already have coffeehouses nearby or where there is a high degree of competition. The success of these new coffeehouses will be affected by competitive conditions, consumer tastes and discretionary spending patterns, as well as our ability to generate market awareness of the Caribou Coffee brand. Our coffeehouses in Minnesota, which account for approximately half of our coffeehouses and net sales, have consistently been more profitable than our coffeehouses outside of Minnesota. Although we have opened coffeehouses in markets outside of Minnesota and expect to continue to do so, we may never achieve the same levels of profitability at these other coffeehouses as we have with those located in Minnesota.

New coffeehouses may take longer to reach profitability, thereby affecting our overall profitability and results of operations. Moreover, we may not be successful in operating our new coffeehouses on a profitable basis. Some of our markets may not be able to support additional coffeehouses and new coffeehouses may take away customers from our existing coffeehouses thereby affecting the profitability of our existing coffeehouses. In addition, many of the markets in which we operate, and in which we intend to expand our coffeehouses, also contain our competitors. Such markets may not be able to support additional coffeehouses, and if we are unable to attract customers to our new coffeehouses and away from our competitors, our new coffeehouses may not achieve sustainable levels of profitability. Furthermore, our failure to achieve market acceptance or profitability at one or more of our new coffeehouses could put a significant strain on our financial resources and could limit our ability to further expand our business. In the past, we have been forced to close a significant number of underperforming coffeehouses, and if we are not successful in opening profitable new coffeehouses or operating existing coffeehouses, we may be forced to close additional coffeehouses in the future. There can be no assurance that we will be successful in operating any of our existing or new coffeehouses profitably.

We compete with a number of companies for customers. The success of these competitors could have an adverse effect on us.

The premium coffee industry is highly competitive. Our primary competitors for coffee beverage sales are other premium coffee shops and other restaurants. In all markets in which we do business, there are numerous competitors in the premium coffee beverage business, and we expect this competition to continue or increase. Starbucks Corporation is the premium coffeehouse segment leader with approximately 11,000 locations in the United States and approximately 6,000 locations internationally. Our other primary competitors are regional or local market coffeehouses. Additionally, other companies may develop coffeehouses that operate concepts similar to ours.

We also compete with numerous convenience stores, restaurants, coffee shops and street vendors. We also compete with quick service restaurants, and recently, a number of other quick service restaurants such as McDonald’s and Dunkin’ Donuts have begun more aggressively pursuing the coffee beverage market. As we continue to expand our food offerings, we will compete with additional national, regional and local competitors. We must spend significant resources to differentiate our customer experience, which is defined by our products, coffeehouse environment and customer service, from the offerings of our competitors. Despite these efforts, our competitors still may be successful in attracting our customers.

In addition, we compete directly against all other coffee brands in the marketplace with respect to our commercial segment. Coffee is sold by coffee roasters, such as us, to foodservice operators, direct to consumers through websites, mail order, offices and other places where coffee is consumed or purchased for home consumption. A number of nationwide and regional coffee roasters are also distributing premium coffee brands in supermarkets, and these premium coffee brands, including national and regional private label brands, may serve as substitutes for our coffee. If we do not succeed in effectively differentiating ourselves from these competitors, by developing and maintaining our brand, then our competitive position may be weakened and our sales may be materially adversely affected.

Green Mountain Coffee Roasters, Inc, maker of the Keurig single-serve machines has announced a strategy of aligning with other coffee and beverage brands to expand consumer choice for the Keurig single-cup brewing system. In the first six months of 2011, Green Mountain announced agreements with Dunkin’ Donuts, Starbucks and Swiss Miss. These agreements with other coffee and beverage brands could have an adverse impact on our K-cup sales.

Competition in the premium coffee market is becoming increasingly intense as relatively low barriers to entry encourage new competitors to enter the market. The financial, marketing and operating resources of these new market entrants may be greater than our resources. In addition, some of our existing competitors or potential competitors have substantially greater financial, marketing and operating resources, which may allow them to react to changes in pricing and the coffee beverage industry generally better than we can. Our failure to compete successfully against current or future competitors could have an adverse effect on our business, including loss of customers, declining net sales and loss of market share.

Implementation of our growth strategy may place a strain on our management, operational and financial resources, as well as our information systems.

To achieve our goal of continuing to grow our business, our brand and the number of our coffeehouses, we must:

■	maintain the premium nature of our brand;

■	obtain superior sites at acceptable costs in highly competitive real estate markets;

■	successfully manage new coffeehouses;

■	hire, train and retain qualified personnel;

■	continue to improve and expand our coffee, other beverage and food offerings;

■	expand our commercial sales;

■	attract franchisees who will operate coffeehouses internationally and in certain strategic situations domestically;

■	continue to upgrade inventory control, marketing and information systems; and

■	maintain strict quality control from the sourcing of high-quality coffee beans to the delivery of coffee, beverage and food products to our customers.

We intend to use cash flow from our current operations to fund our growth strategy. Implementation of our growth strategy may place a strain on our management, operational and financial resources, as well as our information systems. Our growth continues to increase our operating complexity and the level of responsibility for new and existing management and store-level employees. Furthermore, our results of operations and financial condition may be adversely affected if we are unable to implement our business strategy or if our business strategy proves to have been flawed.

The availability and price of high quality Arabica coffee beans could impact our profitability and growth of our business.

Our principal raw material is green coffee beans. We source our green coffee beans from direct coffee farmer relationships utilizing brokers. Although most coffee beans are traded in the commodity market, the high-grade Arabica coffee beans we buy tend to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. We typically enter into supply contracts with individual suppliers with a term of one year or less to purchase a pre-determined quantity of coffee beans at a fixed price per pound. If we are unable to source sufficient quantities of green coffee beans to meet our demands for growth and expansion, then our business could be negatively impacted.

The prices we pay for coffee beans are subject to movements in the commodity market for coffee. The price can fluctuate depending on such things as weather patterns in coffee-producing countries, economic and political conditions affecting coffee-producing countries, foreign currency fluctuations, coffee-producing countries’ export quotas, commodity market investor activity and general economic conditions. In addition, coffee bean prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of coffee beans through agreements establishing export quotas or restricting coffee supplies worldwide. During 2010, coffee commodity prices increased significantly, and such prices have remained relatively high. While we adjusted pricing in 2010, should the price for coffee beans increase in the future and we are not able to adjust our pricing and cost structure accordingly, our margins and profitability will decrease. Our ability to raise sales prices in response to rising coffee bean prices may be limited and depends largely on what our competitors do in response to price pressures, and our profitability could be adversely affected if coffee bean prices were to rise substantially. Moreover, passing price increases on to our customers could result in losses in sales volume or margins in the future. Similarly, rapid sharp decreases in the cost of coffee beans could also force us to lower sales prices before we have realized cost reductions in our coffee bean inventory.

We face the risk of fluctuations in the cost, availability and quality of our non-coffee raw ingredients.

The cost, availability and quality of non-coffee raw ingredients for our products are subject to a range of factors. For example, we purchase significant amounts of dairy products to support the needs of our coffeehouses. In addition, although less material to our operations, other commodities related to food and beverage inputs such as cocoa and sugar are important to our operations. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited supplier choices and are dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. In particular, the supply and price of dairy products are subject to significant volatility. Our ability to raise sales prices in response to increases in prices of these non-coffee raw ingredients may be limited, and our profitability could be adversely affected if the prices of these ingredients were to rise substantially.

A significant interruption in the operation of our roasting, warehousing and distribution facility could potentially disrupt our operations.

We have only one roasting, warehousing and distribution facility located at our headquarters in Minneapolis, Minnesota supporting our supply chain activities for all of our coffeehouses. A significant interruption impacting this facility, whether as a result of a natural disaster, technical or labor difficulties, fire or other causes, could cause a shortage of coffee at our coffeehouses and significantly impair our ability to operate our business. A significant disruption in service from our roasting, warehousing and distribution facility would negatively impact sales in all business segments.

Because our business is highly dependent on a single product, premium coffee, we are vulnerable to changes in consumer preferences and economic conditions that could harm our financial results.

Although we have increased and plan to continue to increase our food and other beverage offerings, our business has limited diversity and consists primarily of buying, blending and roasting coffee beans and operating gourmet coffeehouses. Consumer preferences often change rapidly and without warning, moving from one trend to another among many product or retail concepts. Shifts in consumer preferences away from the premium coffee segment would have a material adverse effect on our results of operations. In addition, we regularly introduce unique flavors and ingredients which may not appeal to our consumers’ preferences, and our profitability may suffer as a result of unpopular beverage and food offerings. We have also recently begun debuting many new food offerings in a relatively short period of time. To the extent such new offerings are unsuccessful, our results may suffer from unsatisfied existing consumers and/or decreased new consumer retention. Our continued success will depend in part on our ability to anticipate, identify and respond quickly to changing consumer preferences and economic conditions.

We have recorded impairment charges in the past periods and may record additional impairment charges in future periods.

We periodically evaluate possible impairment at the individual coffeehouse level, and record an impairment loss whenever we determine impairment factors are present. We also periodically evaluate the criteria we use as an indication of coffeehouse impairment. We consider a history of coffeehouse operating losses to be a primary indicator of potential impairment for individual coffeehouse locations. A lack of improvement at the coffeehouses we are monitoring, or deteriorating results at other coffeehouses, could result in additional impairment charges. During fiscal year 2008, the assets related to 37 coffeehouses were impaired, of which we recorded charges of approximately $7.5 million. We had no coffeehouse impairments during fiscal 2010 or 2009; however we may have additional impairments in future periods.

We depend on the expertise of key personnel. If these individuals leave or change their role without effective replacements, our operations may suffer.

The success of our business to date has been, and our continuing success will be, dependent to a large degree on the continued services of our executive officers, particularly our President and Chief Executive Officer, Michael Tattersfield, our Chief Financial Officer, Timothy Hennessy, and our other key personnel who have extensive experience in our industry. If we lose the services of any of these integral personnel and fail to manage a smooth transition to new personnel, our business could suffer. We do not carry key person life insurance on any of our executive officers or other key personnel.

We may not be able to hire or retain additional coffeehouse managers and other coffeehouse personnel and our recruiting and compensation costs may increase as a result of turnover, both of which may increase our costs and reduce our profitability and may adversely impact our ability to implement our business strategy.

Our success at our coffeehouses depends upon our ability to attract and retain highly motivated, well-qualified coffeehouse managers and other coffeehouse personnel. We consider the unique attributes of our coffeehouse personnel to be one of our greatest strengths, so it is important for us to be able to attract and retain the right personnel. We face significant competition in the recruitment of qualified employees. Our ability to execute our business strategy and provide high quality customer service may suffer if we are unable to recruit or retain a sufficient number of qualified employees or if the costs of employee compensation or benefits increase substantially. Additionally, coffeehouse manager and hourly employee turnover in our industry is high. If quality employees cannot be retained we may be required to increase our recruiting and compensation expenses and our quality of service could be compromised, which may reduce our profitability.

Our roasting methods are not proprietary but are essential to the quality of our coffee, and our business would suffer if our competitors were able to duplicate them.

We consider our roasting methods essential to the flavor and richness of our coffee and, therefore, essential to our brand. Because our roasting methods cannot be patented, we are unable to prevent competitors from copying our roasting methods if such methods became known. If our competitors copy our roasting methods, the value of our brand may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting methods that are more advanced than our roasting methods, which may also harm our competitive position.

The United States economic crisis could adversely affect our business and financial results.

As a business selling premium products that is dependent upon consumer discretionary spending, our results of operations are sensitive to changes in macro-economic conditions. Many sectors of the economy have been adversely impacted from the global economic recession, and we face a challenging environment because our customers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, reduced access to credit and sharply falling home prices. Any resulting decreases in customer traffic or average value per transaction will negatively impact our financial performance as reduced revenues result in sales de-leveraging which creates downward pressure on margins and profitability. There is also a risk that if negative economic conditions persist for a long period of time, consumers may make long-lasting changes to their discretionary purchasing behavior, including less frequent discretionary purchases on a more permanent basis.

We are susceptible to adverse trends and economic conditions in Minnesota.

As of July 3, 2011, 211, or 52%, of our company-owned coffeehouses were located in Minnesota. An additional 73, or 18%, of our company-owned coffeehouses were located in the states of North Dakota, South Dakota, Iowa, Illinois and Wisconsin. Our Minnesota coffeehouses accounted for approximately half of our company-operated coffeehouse net sales during the twenty-six weeks ended July 3, 2011. Our Minnesota, North Dakota, South Dakota, Iowa, Illinois and Wisconsin company-operated coffeehouses accounted for approximately 74% of our coffeehouse net sales during the twenty-six weeks ended July 3, 2011. As a result, any adverse trends and economic conditions in these states have a disproportionate adverse impact on our overall results. In addition, given our geographic concentration in these states, negative publicity in the region regarding any of our coffeehouses could have a material effect on our business and operations throughout the region, as could other regional occurrences such as local competitive changes, changes in consumer preferences, strikes, new or revised laws or regulations, adverse weather conditions, natural disasters or disruptions in the supply of food products.

We could be subject to complaints or claims from our customers or adverse publicity resulting from those complaints or claims.

We may be the subject of complaints from or litigation by customers who allege beverage or food-related illnesses, injuries suffered on the premises or other quality, health or operational concerns. Adverse publicity resulting from any such complaints or allegations may divert our management’s time and attention and materially adversely affect our brand perception, sales and profitability, or the market price of our common stock, regardless of whether or not such complaints or allegations are true or whether or not we are ultimately held liable. A lawsuit or claim also could result in an expensive settlement, defense, or penalty.

Complaints or claims by current, former or prospective employees could adversely affect us.

We are subject to a variety of regulations which govern such matters as minimum wages, overtime and other working conditions, various family leave mandates and a variety of other laws enacted, or rules and regulations promulgated, by federal, state and local governmental authorities that govern these and other employment matters. A material increase in the minimum wage and other statutory benefits could adversely affect our operating results. We have been, and in the future may be, the subject of complaints or litigation from current, former or prospective employees from time to time. These complaints or litigation involving current, former or prospective employees could divert our management’s time and attention from our business operations and might potentially result in substantial costs of defense, settlement or other disposition, which could have a material adverse effect on our results of operations in one or more fiscal periods.

We may not be able to renew leases or control rent increases at our retail locations or obtain leases for new stores.

Our coffeehouses are all leased. At the end of the term of the lease, we may be forced to pay significantly increased rent to stay in the location, find a new location to lease or close the coffeehouse. Any of these events could adversely affect our profitability. We compete with numerous other retailers and restaurants for coffeehouse sites in the highly competitive market for quality retail real estate. As a result, we may not be able to obtain new leases, or renew existing ones, on acceptable terms, which could adversely affect our net sales and brand-building initiatives.

Our growth through franchising may not occur as rapidly as we currently anticipate and may be subject to additional risks.

As part of our growth strategy, we will continue to seek franchisees to operate coffeehouses under the Caribou Coffee brand in international markets and in certain strategic domestic locations or venues. We believe that our ability to recruit, retain and contract with qualified franchisees will be increasingly important to our operations as we expand. Our franchisees are dependent upon the availability of adequate sources of financing in order to meet their development obligations. Such financing may not be available to our franchisees, or only available upon disadvantageous terms. Our franchise strategy may not enhance our results of operations. In addition, coffeehouse openings contemplated under our existing franchise agreement or any future franchise agreement may not open on the anticipated development schedule or at all.

Expanding through franchising exposes our business and brand to risks because the quality of franchised operations will be beyond our immediate control, including risks associated with our confidential information, intellectual properties (including trademarks) and brand reputation. Even if we have contractual remedies to cause franchisees to maintain operational standards, enforcing those remedies may require litigation and therefore our image and reputation may suffer, unless and until such litigation is successfully concluded.

Our international operations may be adversely affected by factors outside of our control.

We currently have agreements with franchisees to operate coffeehouses internationally under the Caribou Coffee brand and may seek to franchise additional international coffeehouses in the future. As a result, our business and operations are subject to a number of additional risks, including international economic and political conditions and the possibility of instability, differing cultures and consumer preferences, corruption, anti-American sentiment, diverse government regulations and tax systems, currency regulations and fluctuations and uncertain or differing interpretations of rights and obligations in connection with international franchise agreements and the collection of royalties from international franchisees. Although we believe we have developed the support structure required for our international franchises to address these risks, there is no assurance that our international operations will be profitable.

Our premium coffee contains caffeine and other active compounds, the health effects of some of which are not fully understood.

A number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in coffee could significantly reduce the demand for coffee, which could harm our business and reduce our sales and profitability.

Compliance with health, environmental, safety and other government regulations applicable to us could increase costs and affect profitability.

Each of our coffeehouses and our roasting facility is and will be subject to licensing and reporting requirements by a number of governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire, safety and other departments that have jurisdiction over the development and operation of these locations. Our activities are also subject to the Americans with Disabilities Act and related regulations, which prohibit discrimination on the basis of disability in public accommodations and employment. Changes in any of these laws or regulations could have a material adverse affect on our operations, sales, and profitability. Delays or failures in obtaining or maintaining required construction and operating licenses, permits or approvals could delay or prevent the opening of new retail locations, or could materially and adversely affect the operation of existing coffeehouses. In addition, we may not be able to obtain necessary variances or amendments to required licenses, permits or other approvals on a cost-effective or timely basis in order to construct and develop coffeehouses in the future.

Health concerns arising from outbreaks of viruses may have an adverse effect on our business.

The United States and other countries have experienced, and may experience in the future, outbreaks of viruses, such as avian influenza, SARS and H1N1. To the extent that a virus is food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our customers to eat less of a product or avoid eating in restaurant establishments. To the extent that a virus is transmitted by human-to-human contact, our employees or customers could become infected, or could choose, or be advised, to avoid gathering in public places, any one of which could adversely affect our business.

Health concerns and government regulation relating to the consumption of certain food or beverage products and menu labeling requirements could increase costs and affect profitability.

Certain counties, states and municipalities, have approved menu labeling legislation that requires restaurant chains to provide caloric information on menu boards, and menu labeling legislation has also been adopted on the federal level. These requirements could increase our costs and may result in reduced demand for some of our products which could be viewed as containing too much fat or too many calories.

In addition, certain foods that we may use in our products may cause severe allergies in some customers. Federal and state regulators have contemplated labeling regulations related to allergens that may apply to us. The introduction of such regulations may affect our use of certain products that the U.S. Food and Drug Administration identifies as significant allergens in the future, which may increase our costs and affect our profitability.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our sales and profitability.

The success of our brand depends in part on our logos, branded merchandise and other intellectual property. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar rights to protect our intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brand may be harmed, which could have a material adverse effect on our business. We may become engaged in litigation to protect our intellectual property, which could result in substantial costs to us as well as diversion of management attention.

We try to ensure that our franchisees maintain and protect our intellectual property, including our trademarks. However, since our franchisees are independent third parties that we do not control, if they do not operate their coffeehouses in a manner consistent with their agreements with us and adequately maintain and protect our intellectual property, the value of our brand could be harmed which could adversely affect our business and operating results.

If we are unable to protect our customers’ credit card data, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.

In connection with credit card sales, we transmit confidential credit card information by way of secure private retail networks. Although we use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our coffeehouses. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

We may see increased costs arising from health care reform.

In March 2010, the United States government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates beginning in 2010 and extending through 2020, and many of the changes require additional guidance from government agencies or federal regulations. Therefore, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects of the health reform legislation include increased costs, exposure to expanded liability and requirements for us to revise ways in which we provide healthcare and other benefits to our employees. In addition, our results of operations, financial position and cash flows could be materially adversely affected.

Failure to comply with 404 of the Sarbanes-Oxley Act of 2002 could negatively impact our business, and we may not be able to report our financial results in a timely and reliable manner.

Pursuant to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), we are required to provide a report by management in our annual report on Form 10-K on our internal control over financial reporting, including management’s assessment of the effectiveness of such control. As a smaller reporting company, however, we have historically been exempt from the requirement under Section 404(b) of Sarbanes-Oxley that our independent registered public accounting firm make its own separate attestation on the effectiveness of our internal control over financial reporting. We no longer qualify as a smaller reporting company and are now subject to Section 404(b) of Sarbanes-Oxley, and we will be required to include an attestation from our independent registered public accounting firm as to the effectiveness of our internal controls over financial reporting for fiscal year 2011. Although we have discovered no material weaknesses in our internal controls over financial reporting through our own testing, subsequent testing by our independent registered public accounting firm for purposes of compliance with Section 404(b) may reveal deficiencies in our internal control over financial reporting that we have not previously discovered. If we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we may be unable to provide financial information in a timely and reliable manner. Any such difficulties or failure may have a material adverse effect on our business, financial condition and operating results.

Risks Related to Our Structure

Caribou Holding Company Limited, or CHCL, has substantial control over us, and could limit other shareholders’ ability to influence the outcome of matters requiring shareholder approval and may support corporate actions that conflict with other shareholders’ interests.

CHCL beneficially owns 5,922,245 shares, or 28.6%, of the outstanding shares of our common stock as of August 5, 2011. CHCL’s ownership of shares of our common stock could have the effect of delaying or preventing a change of control of us or could discourage a potential acquirer from obtaining control of us, even if the acquisition or merger would be in the best interest of our shareholders. This could have an adverse effect on the market price for shares of our common stock. Two of the nine members of our board of directors are representatives of CHCL.

Our compliance with Shari’ah principles may make it difficult for us to obtain financing and may limit the products we sell.

CHCL is controlled by Arcapita Bank B.S.C. (c), or Arcapita. Accordingly, Arcapita beneficially owns the 5,922,245 shares held by CHCL. Arcapita operates its business and makes its investments in a manner consistent with the body of principles known as Shari’ah. Consequently, we have historically operated our business in a manner that is consistent with Shari’ah principles. Shari’ah principles regarding the lending and borrowing of money require application of qualitative and quantitative standards. A Shari’ah compliant company is also prohibited from operating in the areas of alcohol, gambling, pornography, pork and pork-related products. We intend to continue to comply with the Shari’ah principles so long as Arcapita continues to beneficially own shares of our common stock.

Provisions in our articles of incorporation and bylaws and of Minnesota law have anti-takeover effects that could prevent a change in control that could be beneficial to our shareholders, which could depress the market price of shares of our common stock.

Our articles of incorporation and bylaws and Minnesota corporate law contain provisions that could delay, defer or prevent a change in control of us or our management that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for shares of our common stock. These provisions:

■	authorize our board of directors to issue preferred stock and to determine the rights and preferences of those shares, which would be senior to our common stock, without prior shareholder approval;

■	establish advance notice requirements for nominating directors and proposing matters to be voted on by shareholders at shareholder meetings;

■	provide that directors may be removed by shareholders only for cause;

■	limit the right of our shareholders to call a special meeting of shareholders; and

■	impose procedural and other requirements that could make it difficult for shareholders to effect some corporate actions.

Risks Related to our Common Stock and this Offering

Our stock price has been volatile and you could lose all or part of your investment.

Our stock price has historically been highly volatile. In November 2008, our stock price hit a five-year closing low of $1.32. The following factors, among other things, could cause the price of shares of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

■	variations in our quarterly or annual operating results;

■	changes in market valuations of companies in the premium coffee industry;

■	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

■	sales of common stock by our directors and executive officers;

■	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our distributors or suppliers or our competitors;

■	the addition or departure of key personnel;

■	seasonal fluctuations;

■	the timing of coffeehouse openings;

■	changes in financial estimates or recommendations by securities analysts regarding us or shares of our common stock; and

■

other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from Acts of God, war, incidents of terrorism or responses to such events).

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price. Volatility in the market price of shares of our common stock may prevent investors from being able to sell their shares of common stock at or above the price offered in this offering.

In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of shares of our common stock to decline.

Sales of substantial amounts of our common stock following this offering by our existing shareholders, upon the exercise of outstanding stock options or by persons who acquire shares in this offering or if the market perceives that these sales could occur, the market price of shares of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering, we will have outstanding 20,739,108 shares of common stock. Of these shares, 20,115,358 shares, including those to be sold in this offering and assuming the underwriters exercise of their over-allotment option, will be freely tradable. We, our executive officers and directors and the selling shareholder have entered into agreements with the underwriters not to sell or otherwise dispose of shares of our common stock for a period of at least 60 days with respect to us, 30 days with respect to our executive officers and directors and 90 days with respect to the selling shareholder, following completion of this offering, with certain exceptions. Immediately upon the expiration of the applicable lock-up period our executive officers and directors or the selling shareholder may choose to sell additional shares.

Because we have no history of paying dividends and do not intend to pay dividends, shareholders will benefit from an investment in shares of our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which shareholders have purchased their shares.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely changes their recommendation regarding our stock, our stock price would likely decline. If one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations. If we issue additional equity securities, existing shareholders will experience dilution. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Therefore, our shareholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Statements regarding future events and developments and our future performance, as well as management’s current expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. The words “believe,” “project,” “expect,” “estimate,” “assume,” “intend,” “anticipate,” “target,” “plan,” and variations thereof and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to the following:

■	our plans to increase the market density of our existing coffeehouses;

■	our plans to establish new coffeehouses;

■	our plans to expand our food offerings in our coffeehouses;

■	our ability to obtain superior real estate for new coffeehouses;

■	our ability to increase commercial sales in the future;

■	our expansion of franchised locations domestically and internationally;

■	our ability to reach targeted average unit volume levels;

■	our implementation of our newly developed coffeehouse design plans;

■	our initiatives to increase consumer awareness of the Caribou Coffee brand;

■	our plans to close underperforming coffeehouses in the future; and

■	our products’ continued use in the Keurig K-Cup single serve line of business.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus supplement or the document in which they are included. Except as required by law, the Company undertakes no obligation to publicly update or release any revisions to its forward-looking statements to reflect any events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. The Company’s forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the historical experience of the Company and management’s present expectations or projections. These forward-looking statements are subject to a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are: fluctuations in quarterly and annual results, incurrence of net losses, adverse effects of management focusing on implementation of a growth strategy, failure to develop and maintain the Caribou Coffee brand and other factors disclosed in this prospectus supplement.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder pursuant to this offering. All proceeds from this offering will be solely for the account of the selling shareholder.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

SELLING SHAREHOLDER

We have registered shares of our common stock for sale by the selling shareholder named below. The selling shareholder will pay all expenses and all underwriting fees, discounts and commissions incurred with respect to this offering. The following table sets forth:

■	the number and percent of shares of our common stock that the selling shareholder beneficially owned prior to the offering of the shares under this prospectus supplement;

■	the number of shares of our common stock that may be offered hereby; and

■	the number and percent of shares of our common stock to be beneficially owned by the selling shareholder after the offering of the shares.

This table is prepared solely based on information supplied to us by the selling shareholder and assumes no exercise of the underwriters’ over-allotment option. The applicable percentages of beneficial ownership are based on an aggregate of 20,739,108 shares of our common stock issued and outstanding on August 5, 2011, adjusted as may be required by rules promulgated by the SEC.

Selling Shareholder	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Caribou Holding Company Limited	5,922,245	28.6%	5,150,000	772,245	3.7%

Caribou Holding Company Limited (“CHCL”) has 150,600 shares of voting stock and 6,815,038 shares of non-voting stock outstanding. 5,971,218 of the shares of non-voting stock are held by five companies (the “Five Non-Voting Holding Companies”), which are Cayman Island entities owned by approximately 241 international investors. Arcapita Bank B.S.C. (c) (“Arcapita Bank”) holds a minority interest in three of the Five Non-Voting Holding Companies, which each own 1,587,180 shares of the non-voting stock of CHCL. 572,820 of the remaining shares of non-voting stock are held by Premium Coffee Holdings Limited, an indirect subsidiary of Arcapita Bank. The remaining 271,000 shares of non-voting stock are held by Arcapita Incentive Plan Limited (“AIPL”), a Cayman Islands entity owned by management of Arcapita Bank. 10,040 shares of voting stock are held by each of the 15 separate Cayman Island entities formed by Arcapita Bank (“the Voting Cayman Entities”). The Voting Cayman Entities are owned by approximately 50 international investors (the “International Investors”). Each of the Voting Cayman Entities owns 6 2/3% of the voting stock of CHCL. Each International Investor has granted Arcapita Investment Management Limited (“AIML”), a direct subsidiary of Arcapita Bank, a revocable proxy to vote its shares of voting stock in the Voting Cayman Entities on all matters. In addition, each Voting Cayman Entity has entered into an administration agreement with AIML pursuant to which AIML is authorized to vote the voting stock of CHCL held by such Voting Cayman Entity. Each administration agreement is terminable by a Voting Cayman Entity upon 60 days’ prior written notice to AIML by a vote of two-thirds of its shareholders.

Charles H. Ogburn has served as one of our directors since January 2003. Mr. Ogburn served as an Executive Director of Arcapita Inc., an affiliate of CHCL, from March 2001 to June 2010. Charles L. Griffith served as one of our directors from July 2005 through May 2011. Mr. Griffith has served as an Executive Director of Arcapita Inc. since February 2005. E. Stockton Croft IV has served as one of our directors since May 2011. Mr. Croft joined Arcapita Inc. in 2004. Kevin J. Keough has served as one of our directors since May 2011. Mr. Keough joined Arcapita Inc. in February 2006.

DESCRIPTION OF CAPITAL STOCK

As of March 17, 2011, there were 20,453,718 shares of common stock outstanding, which were held by 123 shareholders of record.

The following description of our capital stock summarizes the material provisions of our articles of incorporation, our bylaws and applicable Minnesota law and is subject to and qualified in its entirety by our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus supplement forms a part, and by the provisions of applicable Minnesota law.

Common Stock

Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. In accordance with Minnesota law, the shareholders will take action by the affirmative vote of the holders of the greater of (a) a majority of the voting power of the shares present and entitled to vote on that item of business and (b) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting, except for the election of directors and except where Minnesota law or any provision of our articles of incorporation require a larger proportion or number. Directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present. There is no cumulative voting for the election of directors. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for the payment of dividends. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. Subject to the participation rights of any holders of preferred stock, the holders of our common stock would be entitled to receive a pro rata amount per share of any remaining distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our articles of incorporation empower our board of directors to issue up to 20,000,000 shares of preferred stock from time to time in one or more classes or series. The board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock without any further vote or action by the shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. While we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Potential Anti-takeover Effect of Minnesota Law and Our Articles of Incorporation and Bylaws

Provisions of Minnesota law and of our articles of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us.

We are governed by the provisions of Sections 302A.675 and 302A.673 of the Minnesota Business Corporations Act, which are anti-takeover laws.

Section 302A.675 generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror’s last purchase of the corporation’s shares pursuant to a takeover offer with respect to that class, unless the corporation’s shareholders are provided a reasonable opportunity to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee comprised solely of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the acquisition of shares that results in the shareholder becoming an “interested shareholder” is approved by a committee of disinterested members of our board of directors before the shareholder becomes an “interested shareholder.”

Under our articles of incorporation, we are not subject to Section 302A.671 of the Minnesota Business Corporations Act, which generally provides that the shares of a corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved in a prescribed manner.

As described above, our articles of incorporation allow our board of directors to issue up to 20,000,000 shares of preferred stock with rights or preferences that could impede the success of any hostile takeover or delay a change in control of change in our management.

Our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Our bylaws also provide that any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of shareholders or by the written consent of all the shareholders entitled to vote on that action. In addition, under Minnesota law, the right of shareholders to call special meetings of shareholders is limited to a shareholder or shareholders holding at least 10% of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by at least 25% of the voting power of all shares entitled to vote. Our bylaws require the advance notice of shareholders’ nominations for the election of directors and business to be brought before a meeting of shareholders. Furthermore, our bylaws provide that during a director’s term, the director may only be removed by the shareholders for cause by a majority vote of the shares present at a duly held shareholders’ meeting and entitled to vote at an election of directors.

NASDAQ Global Market

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CBOU.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax considerations relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. This summary deals only with non-U.S. holders that acquire our common stock in this offering and hold the common stock as a capital asset.

For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not a partnership and is not any of the following for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax considerations different from those summarized below. This summary does not represent a detailed description of the U.S. federal tax considerations to you in light of your particular circumstances. In addition, it does not address the U.S. federal tax considerations to you if you are subject to special treatment under the U.S. federal tax laws (including if you are a bank or other financial institution, insurance company, broker or dealer in securities, tax-exempt organization, foreign government or agency, U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” a person that received our shares as compensation for the performance of services, a person that owns (directly, indirectly or through attribution) 5% or more of the voting power or value of our shares, or a person who holds our common stock in a straddle or as part of a hedging, conversion or constructive sale transaction). Except where noted, this summary does not address any U.S. taxes other than U.S. federal income tax. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal tax consequences to you of the purchase, ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

Dividends

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we were to pay cash dividends in the future on our common stock, they would be subject to U.S. federal income tax in the manner described below.

Cash distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be applied against and reduce a non-U.S. holder’s tax basis in our common stock, to the extent thereof, and any excess will be treated as capital gain realized on the sale or other disposition of the common stock and subject to tax in the manner described below under “—Gain on Disposition of Common Stock.”

Distributions paid to a non-U.S. holder of our common stock that constitute dividends under the rules described above generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) with respect to dividends received on our common stock, generally will be required to (i) complete IRS Form W-8BEN (or an acceptable substitute form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits or (ii) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) subject to certain exceptions, we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A U.S. real property holding corporation is any domestic corporation if 50% or more of the value of its assets consist of U.S. real property interests. Even if a corporation is a U.S. real property holding corporation, a disposition of its shares by a non-U.S. holder will not be subject to U.S. federal income tax so long as the stock of such corporation is regularly traded on an established securities market and the non-U.S. person owns 5% or less of the total fair market value of all outstanding shares of the corporation’s stock at any time during the shorter of the period that it owned the stock in question or the five-year period immediately preceding the disposition.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to information reporting and, depending upon the circumstances, backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the holder is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Under legislation enacted in 2010, a 30% U.S. federal withholding tax will be imposed on dividends on stock of U.S. corporations, and on the gross proceeds from the disposition of such stock, paid to a “foreign financial institution” (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury substantial information regarding its U.S. account holders and certain account holders that are foreign entities with U.S. owners. A 30% U.S. federal withholding tax will also apply to dividends paid on stock of U.S. corporations and on the gross proceeds from the disposition of such stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. The withholding taxes described above will apply to dividend payments made after December 13, 2013 and payments of gross proceeds made after December 31, 2014. Under certain circumstances, a holder may be eligible for refunds or credits of such withholding taxes. Investors are urged to consult with their own tax advisors regarding the possible application of these rules to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about August             , 2011 by and among us, the selling shareholder and Jefferies & Company, Inc., as representative of the several underwriters, the selling shareholder has agreed to sell to the underwriters and the underwriters have severally agreed to purchase from the selling shareholder, the number of shares indicated in the table below:

Underwriter	Number of Shares
Jefferies & Company, Inc.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Craig-Hallum Capital Group LLC.

Total	5,150,000

Jefferies & Company, Inc., Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. are acting as joint book-running managers of this offering, Craig-Hallum Capital Group LLC is acting as co-manager, and Jefferies & Company, Inc. is acting as representative of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling shareholder have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the shares. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the shares.

The underwriters are offering the shares subject to their acceptance of the shares from the selling shareholder and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the shares being offered.

Commission and Expenses

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $             per share. After the offering, the initial public offering price and the concession to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by the selling shareholder as set forth on the cover page of this prospectus supplement.

The following table shows the public offering price and the underwriting discount that the selling shareholder is to pay the underwriters and the proceeds, before expenses, to the selling shareholder in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholder	$	$	$	$
Proceeds to the selling shareholder, before expenses	$	$	$	$

The expenses of the offering, not including the underwriting discount referred to above, are estimated at $             and are payable by the selling shareholder. We will not pay any expenses of the offering.

Listing

Our common stock trades on the NASDAQ Global Select Market under the symbol “CBOU.”

Option to Purchase Additional Shares

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 772,245 additional shares at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus supplement.

No Sales of Similar Securities

We, our executive officers and directors, and the selling shareholder, Caribou Holding Company Limited, have agreed, subject to specified exceptions, not to directly or indirectly, for a period of 90 days in the case of the selling shareholder, 60 days in our case and 30 days in the case of our executive officers and directors, in each case, after the date of the prospectus supplement (each such period, a “Restricted Period”):

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or

■

otherwise dispose of any shares, options or warrants to acquire shares, or securities exchangeable or exercisable for or convertible into shares currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing, without the prior written consent of Jefferies & Company, Inc.

Subject to certain exceptions, in the event that either during the last 17 days of the applicable Restricted Period, we issue an earnings release or material news or a material event relating to us occurs, or prior to the expiration of the applicable Restricted Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable Restricted Period, then in either case the expiration of the applicable Restricted Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension. The foregoing extension shall not apply if we qualify for an exemption from the application of NASD Rule 2711(f)(4).

The restrictions described in the preceding paragraphs do not apply to:

(i)	the sale of shares to the underwriters;

(ii)	transfers or other dispositions of shares (1) by distribution to stockholders, partners or members, or (2) as a bone fide gift, or by will or intestacy, to an immediate family member of the holder or to any trust the beneficiaries of which are the holder or an immediate family member of the holder, provided, in each case, that no filing under the Exchange Act is required or voluntarily made and each donee, transferee or distributee agrees to be subject to such restrictions during the balance of the applicable Restricted Period;

(iii)	in the case of our directors and executive officers, the disposition of shares pursuant to the vesting of restricted stock solely to reimburse us for tax withholding payments payable due upon vesting with proceeds up to the amount of such tax withholding payments; and

(iv)	in the case of our directors and executive officers, the sale of shares (including shares issued pursuant to the exercise of options, whether or not on a “cashless” basis) pursuant to a trading plan under Rule 10b5-1 of the Exchange Act in existence prior to the date of this prospectus supplement or the establishment of a new trading plan under Rule 10b5-1 of the Exchange Act provided that any such new plan does not provide for the transfer of shares during the 30-day Restricted Period.

During the 30-day Restricted Period applicable to our directors and executive officers, consistent with past practice, certain of our directors and executive officers expect to sell shares solely for the purpose of reimbursing us for tax withholding payments as a result of the vesting of previously-granted restricted stock units (as contemplated by the foregoing paragraph (iii)) and to sell shares pursuant to preexisting trading plan under Rule 10b5-1 of the Exchange Act (as contemplated by the foregoing paragraph (iv)). The aggregate number of shares that may be sold during the 30-day Restricted Period pursuant to such exceptions will not exceed 35,000 shares.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the applicable Restricted Period, as applicable, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Price Stabilization, Short Positions, Penalty Bids and Passive Market Making

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including over-allotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

The underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Neither we, nor any of the underwriters, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus supplement in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus supplement in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus supplement, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus supplement and the accompanying prospectus have not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus supplement and the accompanying prospectus do not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus supplement, the accompanying prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus supplement, the accompanying prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus supplement or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus supplement will be passed upon for us by Dan E. Lee, Senior Vice President, General Counsel and Secretary. As of August 5, 2011, Mr. Lee beneficially owned 77,135 shares of our common stock (which amount includes 76,435 shares that are subject to options or are otherwise forfeitable but which Mr. Lee is deemed to own pursuant to Rule 13d-3 under the Exchange Act). Certain other legal matters in connection with this offering will be passed upon for us by King & Spalding LLP. King & Spalding LLP also represents Arcapita from time to time. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended January 2, 2011, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

Caribou Coffee Company, Inc.

11,672,245 Shares of Common Stock

This prospectus relates to 11,672,245 shares of our common stock that may be offered and sold from time to time by the selling shareholder named in this prospectus. The selling shareholder will receive all of the proceeds from any sales of its shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

Our common stock is traded on the Nasdaq Global Market under the symbol “CBOU.” On November 15, 2010, the last reported sales price for our common stock on the Nasdaq Global Market was $11.06 per share.

Buying shares of our common stock involves risk. See “Risk Factors” beginning on page 4 of our Annual Report on Form 10-K for the fiscal year ended January 3, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 16, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Specific information about the terms of an offering will be included in a prospectus supplement relating to each offering of shares. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” before you decide whether to invest in our common stock.

You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplements, or any free writing prospectus that we file with the SEC in connection with an offering. Neither we, the selling shareholder nor any underwriter has authorized anyone to provide any other information or any information different from that contained in this prospectus and the documents incorporated by reference herein.

The information contained in this prospectus, in any prospectus supplement or in any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of common stock.

This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

Unless the context otherwise indicates, the terms “Caribou,” “the Company,” “we,” “us,” and “our” as used in this prospectus refer to Caribou Coffee Company, Inc. and its subsidiaries. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Statements regarding future events and developments and our future performance, as well as management’s current expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. The words “believe,” “project,” “expect,” “estimate,” “assume,” “intend,” “anticipate,” “target,” “plan,” and variations thereof and similar expressions are intended to identify forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, the Company undertakes no obligation to publicly update or release any revisions to its forward-looking statements to reflect any events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. The Company’s forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the historical experience of the Company and management’s present expectations or projections. These forward-looking statements are subject to a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are: fluctuations in quarterly and annual results, incurrence of net losses, adverse effects of management focusing on implementation of a growth strategy, failure to develop and maintain the Caribou Coffee brand and other factors disclosed in the Company’s filings with the SEC. In addition, additional risks that could cause the Company’s actual results to differ materially from those expressed in the Company’s forward-looking statements are discussed in Part I, “Item 1A Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2010, and are specifically incorporated herein by reference.

OUR COMPANY

We are the second largest company-owned gourmet coffeehouse operator in the United States based on the number of coffeehouses. As of October 3, 2010, we had 539 retail locations, including 129 franchised locations. Our coffeehouses are located in 19 states, the District of Columbia and international markets. We offer our customers high-quality gourmet coffee and espresso-based beverages, as well as specialty teas, baked goods, food, whole bean coffee and branded merchandise. We also sell our high-quality whole bean and ground coffee to grocery stores, mass merchandisers, office coffee providers, airlines, hotels, sports and entertainment venues, college campuses and on-line customers nationwide. We focus on creating a unique experience for customers through a combination of our high-quality products, a comfortable and welcoming coffeehouse environment and customer service.

We are incorporated in the State of Minnesota. Our principal executive offices are located at 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota, and our phone number is (763) 592-2200.

RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K and other filings we make with the Securities and Exchange Commission (see “Incorporation of Certain Information by Reference”). If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling shareholder. All proceeds from the sale of the shares will be solely for the account of the selling shareholder.

SELLING SHAREHOLDER

We are registering for resale the shares covered by this prospectus on behalf of the shareholder named in the table below. The selling shareholder may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus as provided under the section entitled “Plan of Distribution.” However, we do not know when or in what amount the selling shareholder may offer their shares for sale under this prospectus, if any. The selling shareholder will pay all legal and printing expenses and all underwriting fees, discounts and commissions, if any, incurred with respect to the registration and sale of the shares of common stock owned by the selling shareholder. The Company will bear all other costs, expenses and fees in connection with the registration and any sales of the shares. The following table sets forth:

■	the number and percent of shares of our common stock that the selling shareholder beneficially owned prior to the offering for resale of the shares under this prospectus;

■	the number of shares of our common stock that may be offered for resale for the account of the selling shareholder under this prospectus; and

■

the number and percent of shares of our common stock to be beneficially owned by the selling shareholder after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling shareholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling shareholder may offer under this prospectus. We do not know how long the selling shareholder will hold the shares before selling them or how many shares the selling shareholder will sell, if at all, and we currently have no agreements, arrangements or understandings with the selling shareholder regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling shareholder.

This table is prepared solely based on information supplied to us by the selling shareholder, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 20,041,973 shares of our common stock issued and outstanding on November 15, 2010, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Selling shareholder	Number	Percent		Number	Percent
Caribou Holding Company Limited	11,672,245	58.2%	11,672,245	—	—

Caribou Holding Company Limited (“CHCL”) has 150,600 shares of voting stock and 6,815,038 shares of non-voting stock outstanding. 5,971,218 of the shares of non-voting stock are held by five companies (the “Five Non-Voting Holding Companies”), which are Cayman Island entities owned by approximately 241 international investors. Arcapita Bank B.S.C. (c) (“Arcapita Bank”) holds a minority interest in three of the Five Non-Voting Holding Companies, which each own 1,587,180 shares of the non-voting stock of CHCL. 572,820 of the remaining shares of non-voting stock are held by Premium Coffee Holdings Limited, an indirect subsidiary of Arcapita Bank. The remaining 271,000 shares of non-voting stock are held by Arcapita Incentive Plan Limited (“AIPL”), a Cayman Islands entity owned by management of Arcapita Bank. 10,040 shares of voting stock are held by each of the 15 separate Cayman Island entities formed by Arcapita Bank (the “Voting Cayman Entities”). The Voting Cayman Entities are owned by approximately 50 international investors (the “International Investors”). Each of the Voting Cayman Entities owns 62 /3% of the voting stock of CHCL. Each International Investor has granted Arcapita Investment Management Limited (“AIML”), a direct subsidiary of Arcapita Bank, a revocable proxy to vote its shares of voting stock in the Voting Cayman Entities on all matters. In addition, each Voting Cayman Entity has entered into an administration agreement with AIML pursuant to which AIML is authorized to vote the voting stock of CHCL held by such Voting Cayman Entity. Each administration agreement is terminable by a Voting Cayman Entity upon 60 days’ prior written notice to AIML by a vote of two-thirds of its shareholders.

Charles H. Ogburn has served as one of our directors since January 2003. Mr. Ogburn served as an Executive Director of Arcapita Bank, an affiliate of CHCL, from March 2001 to June 2010. Charles L. Griffith has served as one of our directors since July 2005. Mr. Griffith has served as an Executive Director of Arcapita Bank since February 2005.

In addition, during fiscal year 2008, the selling shareholder contributed to the Company management consulting and research services with a value of $200,000. Since the Company was the primary beneficiary of these services, it included the amount in general and administrative expense and recorded a corresponding increase to additional paid-in capital.

PLAN OF DISTRIBUTION

We are registering 11,672,245 shares of our common stock for possible sale by the selling shareholder. Unless the context otherwise requires, as used in this prospectus, “selling shareholder” includes the selling shareholder named in the table above and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling shareholder as a gift, pledge, distribution or other transfer after the date of this prospectus.

The selling shareholder may sell the shares being offered from time to time in one or more transactions:

■	on the Nasdaq Global Market or otherwise;

■	in the over-the-counter market;

■	in privately negotiated transactions;

■	through broker-dealers, who may act as agents or principals;

■	through one or more underwriters on a firm commitment or best efforts basis;

■	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

■	a combination of such methods of sale.

The selling shareholder may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling shareholder also may sell the shares pursuant to Rule 144 adopted under the Securities Act of 1933, as amended (the “Securities Act”), as permitted by that rule. The selling shareholder may effect transactions by selling shares directly to purchasers or to or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best efforts basis. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the shares. The selling shareholder may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholder. The selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling shareholder and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the selling shareholder and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholder.

The selling shareholder’ shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. We have agreed to register or qualify the selling shareholder’ shares in these states as necessary, subject to certain restrictions.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), while the selling shareholder is engaged in the distribution of its shares, it may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholder. We will make copies of this prospectus available to the selling shareholder and have informed it of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

The selling shareholder will pay all legal and printing expenses in connection with the registration and any sales of the shares and all underwriting fees, discounts and commissions, if any, attributable to the sales of the shares. The Company will bear all other costs, expenses and fees in connection with the registration and any sales of the shares. The selling shareholder may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling shareholder will agree to indemnify us against certain liabilities in connection with the offering of the shares, including certain liabilities arising under the Securities Act. We will agree to indemnify the selling shareholder against certain liabilities arising under the Securities Act.

Upon notification to us by the selling shareholder that any material arrangement has been entered into with any underwriters or broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

■	the name of the participating underwriters, broker-dealers or agents;

■	the number of shares involved;

■	the price at which such shares were sold;

■	the commissions paid or discounts or concessions allowed to such underwriters or broker-dealers, where applicable; and

■	other facts material to the transaction.

In addition, upon being notified by the selling shareholder that a donee, pledgee, transferee, or other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name such person as a selling shareholder.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Dan E. Lee, Senior Vice President, General Counsel and Secretary. As of November 16, Mr. Lee beneficially owned 74,437 shares of the Company’s common stock (which amount includes 48,463 shares that are subject to options or are otherwise forfeitable but which Mr. Lee is deemed to own pursuant to Rule 13d-3 under the Exchange Act). Certain other legal matters will be passed upon for us by King & Spalding LLP, Atlanta, Georgia

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended January 3, 2010, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These SEC filings are available to the public from the SEC’s web site at www.sec.gov or from our web site at www.cariboucoffee.com. However, the information on our web site does not constitute a part of this prospectus. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room.

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the filed documents listed below, except (1) as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and (2) to the extent portions of such documents are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K:

■	our Annual Report on Form 10-K for the fiscal year ended January 3, 2010 (including the portions of our Proxy Statement on Schedule 14A, filed on March 31, 2010, incorporated by reference therein);

■	our Quarterly Reports on Form 10-Q for the quarters ended April 4, 2010, July 4, 2010 and October 3, 2010;

■	our Current Report on Form 8-K filed on May 14, 2010; and

■

the description of our common stock, par value $0.01 per share, including under the caption “Description of Capital Stock” in the prospectus forming part of the Company’s Registration Statement on Form S-1, initially filed with the SEC on July 19, 2005 (File No. 333-126691), as amended, which description has been incorporated by reference in Item 1 of our Registration Statement on Form 8-A, filed pursuant to Section 12 of the Exchange Act, on September 21, 2005 (File No. 000-51535).

We also incorporate by reference any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents. The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus but not delivered with this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North

Brooklyn Center, Minnesota

Attn: Corporate Secretary

(763) 592-2200

5,150,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Jefferies

Baird

William Blair & Company

Co-Manager

Craig-Hallum Capital Group

August     , 2011